Stacy Lipschitz/Lauren Felice
Ruder Finn
212-583-2757/ 212-593-6370
lipschitzs@ruderfinn.com/ felicel@ruderfinn.com


FOR IMMEDIATE RELEASE


               LEVEL 8 SYSTEMS ANNOUNCES COMPLETION OF ITS TENDER
                        OFFER FOR SEER TECHNOLOGIES, INC.

          Seer Merger Positions Level 8 as Leading Player in EAI Market

     Cary, North Carolina. April 16, 1999 -Level 8 Systems, Inc. (Nasdaq: LVEL) announced today the successful completion of its cash tender offer for all of the outstanding shares of common stock of Seer Technologies, Inc. The tender offer expired at 5:00 p.m. eastern daylight, on Thursday, April 15, 1999. Today, Level 8 accepted for payment all of the shares validly tendered and not properly withdrawn pursuant to the tender offer. Based on preliminary information from the depositary for the tender offer, approximately 3,380,133 shares, which, together with 10,987,152 shares already beneficially owned by Level 8, represent approximately 90.72 percent of Seer's common stock, have been validly tendered and accepted for payment.

     "Level 8's expertise in addressing the application requirements of large enterprises coupled with Seer's technical expertise and impressive product development capabilities, enables the combined companies to provide a more comprehensive solution to meet the needs of the most complex enterprise IT environments. This merger enables Level 8 to position itself as a leading player in the emerging enterprise application integration (EAI) market," stated Sam Somech, president and chief technology officer of Level 8.

     "The completion of this tender offer is a significant milestone for Level 8," commented Arik Kilman, chief executive officer of Level 8 Systems. "Over the past three months, we have successfully integrated Seer and Level 8, and we will continue to pursue our previously announced strategic direction of the combined companies."

     The Company said it expects it will soon complete the acquisition of the remaining minority interest in Seer by a merger of a wholly-owned subsidiary into Seer. As a result of this transaction, the remaining shares of Seer common stock will be converted into the right to receive $.35 per share.

     Level 8 Systems is a premier provider of scalable enterprise application integration solutions through a combination of technologies and services that enable organizations to meet



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their information systems development, integration, management and E-commerce enablement needs. Level 8's software product set includes scalable application integration and web-enablement tools, message-oriented middleware, and application development and management engines. Level 8 has more than 320 employees worldwide and has its corporate headquarters in Cary, North Carolina, and offices in the North America, Europe, and Australia. Please visit the company's website at http://www.level8.com for more information on Level 8 and its products and services.

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